UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 4

TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

INLAND AMERICAN REAL ESTATE TRUST, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.001 par value per share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Thomas P. McGuinness

President

Inland American Real Estate Trust, Inc.

2901 Butterfield Road

Oak Brook, Illinois 60523

(630) 218-8000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Michael J. Choate	Scott W. Wilton
Proskauer Rose LLP	General Counsel and Secretary
Three First National Plaza	Inland American Real Estate, Inc.
70 West Madison	2901 Butterfield Road
Suite 3800	Oak Brook, Illinois 60523
Chicago, Illinois 60602-4342	(630) 218-8000
(312) 962-3567

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee*:
$394,324,016.05(a)	$50,788.93(b)

(a)	Calculated solely for the purpose of determining the amount of the filing fee. Pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, the Transaction Value was calculated based on 60,665,233.238 shares of Common Stock, par value $0.001, being accepted for purchase at a price of $6.50 per share.
(b)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $128.80 per million of the aggregate amount of cash offered by the Company.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $45,080

Form or Registration No.: 005-85811

Filing Party: Inland American Real Estate Trust, Inc.

Date Filed: March 14, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1. ☑ issuer tender offer subject to Rule 13e-4.	☐ going-private transaction subject to Rule 13e-3. ☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on March 14, 2014 (collectively with Amendment Nos. 1, 2 , 3 and 4, the “Schedule TO”) by Inland American Real Estate Trust, Inc., a Maryland corporation (the “Company”), to purchase for cash up to $350 million in value of shares of the Company’s common stock, par value $0.001 per share (the “Shares”), subject to the Company’s ability to increase the number of Shares accepted for payment in the offer by up to 2% of the Company’s outstanding Shares (resulting in a commensurate increase in the dollar volume by up to approximately $120 million) without amending or extending the offer in accordance with rules promulgated by the Securities and Exchange Commission, at a price specified by the tendering stockholders of not greater than $6.50 or less than $6.10 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 14, 2014, as amended, and in the related Letter of Transmittal.

The information contained in the Offer to Purchase and the related Letter of Transmittal, previously filed with the Schedule TO are incorporated into this Amendment No. 4 to Schedule TO by reference in response to all the items of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11. Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On May 1, 2014, the Company issued a press release announcing the final results of the Offer, which expired at 5:00 p.m., Eastern Time, on April 25, 2014. A copy of such press release is filed as Exhibit (a)(xvi) to this Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit to the exhibit list:

(a)(xvi) Press Release of May 1, 2014, disclosing the results of the Offer.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Date: May 1, 2014	Inland American Real Estate Trust, Inc.

	By:	/s/ Jack Potts
Jack Potts
Executive Vice President (principal financial officer)

EXHIBIT INDEX

(a)(i)*	Offer to Purchase, dated March 14, 2014

(a)(ii)*	Letter of Transmittal (including Instructions and form for Odd Lots)

(a)(iii)*	Letter to Stockholders, dated March 14, 2014

(a)(iv)*	Form of “Not In Good Order” Letter to Stockholders

(a)(v)*	Form of Confirmation Letter to Stockholders

(a)(vi)*	Press Release issued March 14, 2014

(a)(vii)*	Advertisement in Wall Street Journal, dated March 14, 2014

(a)(viii)*	Presentation Materials Accompanying Webcast to Stockholders and Financial Advisors (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by the Company with the SEC on March 21, 2014)

(a)(ix)*	Transcript of Video Presentation to Stockholders (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by the Company with the SEC on March 26, 2014)

(a)(x)*	Amendment No. 1, dated April 1, 2014, to Offer to Purchase

(a)(xi)*	Amendment No. 2, dated April 7, 2014, to Offer to Purchase

(a)(xii)*	Letter of Transmittal (including Revised Instructions and form for Odd Lots)

(a)(xiii)*	Press Release of April 14, 2014, Extending the Offer

(a)(xiv)*	Letter to Stockholders dated April 14, 2014, Regarding Extension

(a)(xv)*	Amendment No. 3, dated April 14, 2014, to Offer to Purchase

(a)(xvi)	Press Release of May 1, 2014, Disclosing the Results of the Offer

(b)(i)*	Credit Agreement, dated as of May 8, 2013, among Inland American Real Estate Trust, Inc., as borrower, Keybank National Association, as administrative agent, Keybanc Capital Markets, as joint lead arranger, JPMorgan Chase Bank, N.A., as syndication agent, JPMorgan Securities LLC, as joint lead arranger, Bank of America, N.A., Citibank, N.A. and Wells Fargo Bank, National Association, as co-documentation agents and the other lenders from time to time parties thereto

(b)(ii)*	First Amendment to Credit Agreement, dated as of November 5, 2013, by and among Inland American Real Estate Trust, Inc., as borrower, Keybank National Association, as administrative agent, and the lenders shown on the signature page thereto

(d)(i)	Seventh Articles of Amendment and Restatement of the Company (incorporated by reference to Exhibit 3.1 to the Registrant’s Form 8-K, as filed by the Registrant with the SEC on March 14, 2014)

(d)(ii)	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Form 8-K, as filed by the Company with the SEC on April 1, 2008), as amended by the Amendment to the Amended and Restated Bylaws of the Company, effective as of January 20, 2009 (incorporated by reference to Exhibit 3.2 to the Company’s Form 8-K, as filed by the Company with the SEC on January 23, 2009)

(d)(iii)	Second Amended and Restated Distribution Reinvestment Plan (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K, as filed by the Company with the SEC on September 23, 2010)

(d)(iv)	Second Amended and Restated Share Repurchase Program (incorporated by reference to Exhibit 99.2 to the Company’s Form 8-K, as filed by the Company with the SEC on December 29, 2011)

(d)(v)	Statement regarding restrictions on transferability of shares of common stock (to appear on stock certificate or to be sent upon request and without charge to stockholders issued shares without certificates) (incorporated by reference to Exhibit 4.4 to the Company’s Amendment No. 1 to Form S-11 Registration Statement, as filed by the Company with the SEC on July 31, 2007 (file number 333-139504))

(d)(vi)	Amended and Restated Independent Director Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K, as filed by the Company with the SEC on July 26, 2010)

(g)*	Tender Offer Talking Points.

(h)	None.

*	Previously filed.